SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2024
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL Publicly Held Company Corporate Taxpayer’s ID:33.042.730/0001-04 NIRE 35-3.039609.0	CSN MINERAÇÃO S.A. Publicly Held Company Corporate Taxpayer’s ID: 08.902.291/0001-15 NIRE 31.300.025.144

MATERIAL FACT

Companhia Siderúrgica Nacional ("CSN") (B3:CSNA3) (NYSE:SID) and CSN Mineração S.A. (B3:CMIN3), in compliance with the provisions of Article 157, Paragraph 4 of Law No. 6,404/76 and CVM Resolution No. 44, dated August 24, 2021, hereby inform their shareholders, investors and the market in general that yesterday the Board of Directors of CSN Mineração held the election of its new Statutory Board.

The new Statutory Board of Officer of CSN Mineração will have a mandate of 2 (two) years, starting from August 13, 2024, and is composed of:

•	Mr. Carlos Rodrigues de Campos Mello Junior - Superintendent Director Officer
•	Mr. Pedro Barros Mercadante Oliva - Chief Financial and Investor Relations Officer
•	Mr. Kan Bito - Strategic Planning Director Officer
•	Mr. Otto Alexandre Levy Reis - Investment Director
•	Mr. Cláudio Musso Velloso - Production Director Officer

CSN also informs its investors and the market in general that, from this date, Mr. Enéas Garcia Diniz, at that time Superintendent Director of CSN Mineração, will join the Board of Officer of CSN in the position of Director without specific designation, according to the election held yesterday by the Board of Officer.

CSN Mineração thanks Mr. Enéas Garcia Diniz for his dedication and services throughout his career as Managing Director of CSN Mineração and wishes him success in this new stage of his professional career at CSN.

The new Managing Director of CSN Mineração, Mr. Carlos Rodrigues de Campos Mello Junior, has a degree in Civil Engineering and more than 20 years of experience in the management of large infrastructure and mining operations.

CSN and CSN Mineração wish their new directors every success and remain at your disposal for further information through the Investor Relations Team.

São Paulo, August 14, 2024.

Antonio Marco Campos Rabello CFO and IR Director Officer at CSN	Pedro Barros Mercadante Oliva CFO and IR Director Officer at CSN Mineração

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 14, 2024

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.